Part I: Identifying Information

1. Is the organization, association, Person, group of Persons, or system filing the Form ATS-N a broker- dealer registered with the Commission?
    ■ Yes   ☐ No

2. Full name of registered broker-dealer of the NMS Stock ATS ("Broker-Dealer Operator") as stated on Form BD: UBS Securities LLC

3. Full name(s) of NMS Stock ATS under which business is conducted, if different: UBS ATS

4. Provide the SEC file number and CRD number of the Broker-Dealer Operator:
    a. SEC File No.: 8-22651
    b. CRD No.: 7654

5. Provide the full name of the national securities association of the Broker-Dealer Operator, the effective date of the Broker-Dealer Operator's membership with the national securities association, and Market Participant Identifier ("MPID") of the NMS Stock ATS:
    a. National Securities Association: FINRA
    b. Effective Date of Membership: 5/15/1978
    c. MPID of the NMS Stock ATS: UBSA

6. Provide, if any, the website URL of the NMS Stock ATS: www.ubs.com/ats

7. Provide the primary, and if any, secondary, physical street address(es) of the NMS Stock ATS matching system: Primary: Equinix NY~~5~~4 data center located at 755 Secaucus Rd in Secaucus New Jersey; In region Secondary: Equinix NY~~4~~5 data center located at 800 Secaucus Rd in Secaucus New Jersey; Out of region Secondary: Equinix CH1 data center located at 350 E Cermak Rd in Chicago Illinois.

8. Attach as Exhibit 1, the most recently filed or amended Schedule A of Form BD for the Broker-Dealer Operator disclosing information related to direct owners and executive officers.

    ☐ Select if, in lieu of filing, {NMS Stock ATS} certifies that the information requested under this Exhibit is available at the website above and is accurate as of the date of this filing.

9. Attach as Exhibit 2, the most recently filed or amended Schedule B of Form BD for the Broker-Dealer Operator disclosing information related to indirect owners.

    ☐ Select if, in lieu of filing, {NMS Stock ATS} certifies that the information requested under this Exhibit is available at the website above and is accurate as of the date of this filing.

10. For filings made pursuant to Rule 304(a)(2)(i)(A) through (D) (i.e., Form ATS-N Amendments), attach as Exhibit 3 a document marked to indicate changes to "yes" or "no" answers or additions to or deletions from any Item in Part I, II, and Part III, as applicable. Do not include in Exhibit 3 Items that are not changing.